BOFI HOLDING, INC.

Investor Presentation

March 2017

NASDAQ: BOFI

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). The words “believe,” “expect,” “anticipate,” “estimate,” “project,” or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2016. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	**BofI[1] (%)**	**Banks $1-$10bn[2] (%)**
Net interest income	3.93	3.44
Salaries and benefits	0.80	1.48
Premises and equipment	0.14	0.33
Other non-interest expense	0.50	1.15
Total non-interest expense	**1.44**	**2.96**
Core business margin	**2.49**	**0.48**

1. For the three months ended 12/31/16 – the most recent data on FDIC website "Statistics on Depository Institutions Report" BofI Federal Bank only, excludes BofI Holding, Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 12/31/16. Total of 506 institutions $1-$10 billion

BofI's Business Model Is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing • Affinity and Distribution Partners • Data mining/target feeding direct marketing • Cross-sell	• Automated fulfillment • Inbound call center sales • Outbound call center sales • Minimal outside sales • Significant inside sales	• Self-service • Digital journey • Direct banker (call center)	• Balance sheet • Whole loan sales options • Securitization

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Fiscal 2017 Second Quarter Highlights

Asset Growth


$ Millions
10,000
8,000
6,000
4,000
2,000
0
6,662
8,168
22.6%
Q2 2016
Q2 2017

Deposit Growth


$ Millions
8,000
6,000
4,000
2,000
0
5,200
6,611
27.1%
Q2 2016
Q2 2017

Net Income


$ Millions
40
30
20
10
0
28.1
32.3
14.7%
Q2 2016
Q2 2017

Diluted EPS


$ Diluted EPS
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.44
0.50
13.6%
Q2 2016
Q2 2017

Return on Equity = 17.49%

Return on Assets = 1.66%

Fiscal 2016 Highlights Compared with Fiscal 2015

Asset Growth



$ Millions
8,000
6,000
4,000
2,000
0
5,824
7,601
30.5%
FY 2015
FY 2016

Deposit Growth



$ Millions
8,000
6,000
4,000
2,000
0
4,452
6,044
35.8%
FY 2015
FY 2016

Net Income



$ Millions
150
100
50
0
82.7
119.3
44.3%
FY 2015
FY 2016

Diluted EPS



Diluted EPS
2
2
1
1
0
1.34
1.85
38.1%
FY 2015
FY 2016

Return on Equity = 19.43%

Return on Assets = 1.75%

Diluted EPS and Return on Equity Have Been Consistently Strong Despite Significant Increase in Tier 1 Capital Ratios

Diluted EPS (FY)



$ per share
2.0
1.5
1.0
0.5
0.0
32% CAGR
0.47
0.61
0.75
0.97
1.35
1.85
2011
2012
2013
2014
2015
2016

Book value per share	*$3.42*	*$3.95*	*$4.79*	*$6.33*	*$8.51*	*$10.73*

Return On Average Equity (FY)



%
20
15
10
5
0
15.17
16.95
17.57
17.89
18.34
19.43
2011
2012
2013
2014
2015
2016

Tier 1 leverage ratio	*8.0%*	*8.6%*	*8.6%*	*8.7%*	*9.6%*	*9.1%*

BofI is a Top Quartile Performer Versus Bank Peer Group

The 95% on ROE means that the Bank outperformed 95% of all banks. The 15% G&A ranking means that only 15% of banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.81%	0.78%	93%
Return on equity	20.84%	7.00%	95%
G&A	1.49%	2.58%	15%
Efficiency ratio	31.46%	66.82%	5%

Source: Uniform Bank Performance Report (UBPR) as of 12/31/16
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 12/31/16

Diverse Lending Business

BOFI HOLDING

- **Lending**
  - **Single family**
    - Gain-on-sale Mortgage Banking
    - Jumbo
    - Warehouse Lending
  - **Commercial Real Estate**
    - Multifamily
    - Small Balance Commercial
  - **C&I Lending**
    - Lender Finance
    - ABL
    - Factoring
    - Bank Loans
    - Large Balance Commercial/Specialty Real Estate
  - **Small business**
    - H&R Block Franchise Lending
  - **Consumer**
    - Auto
    - Overdraft Lines
    - Unsecured Lending (dashed box)

Dashed box: Pilot launch in January 2017

Loan Diversity – December 31, 2016

Loan Portfolio[1]

100% = $6,878 Million


Factoring
2%
Multifamily
21%
CRE/Home
Equity/Consumer
and Other
5%
C&I – SF Lender
Finance
4%
C&I
11%
SF – Residential
57%

1. Gross loans and leases before premiums, discounts and allowances

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)



$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
$5,645,272
$6,034,700
$6,354,679
$6,605,747
$6,811,470
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017

Average Loan to Value	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017
Multifamily	52%	52%	54%	55%	54%
Single family	57%	58%	58%	58%	58%

Loan Pipeline Remains Strong

FY 2017 Q2



$M
1,200
1,000
800
600
400
200
0
$635
$75
$145
$105
$960
$171
$1,131
Jumbo Single Family
Agency Single Family
Commercial & Industral Lending
Multifamily / Small Balance Commercial
Primary Pipeline
Single Family Warehouse
Total

Loan Origination Growth

BOFI HOLDING

Fiscal Year Loan Originations


$ Billions
43.3%
5-yr CAGR
0
1
2
3
4
5
2011
2012
2013
2014
2015
2016
0.8
0.2
0.6
1.4
0.7
0.7
2.1
1.1
1.0
3.0
0.7
2.3
4.3
1.0
3.3
5.0
1.4
3.6
Annual growth rate
69.2%
53.2%
42.0%
42.2%
15.6%
Loans for sale
Loans for investment

Future Plans

- Organic growth in existing business lines
  - Multifamily geographic expansion
  - Agency and jumbo mortgage channel expansion
  - Small Balance Commercial Real Estate expansion
  - Large Balance Commercial / Specialty Real Estate expansion
- Additional C&I verticals/product expansion
- Retail auto lending launch
- Consumer unsecured installment lending launch

Diversified Branchless Deposit Businesses

Deposit

	Key Elements
Consumer direct internet brands	• Demographically targeted brands • Differentiated products with turn-down product options
Distribution Partners	• Exclusive relationships with significant brands, groups, or employees • Exclusive relationships with financial planners through BofI Advisor
Small business banking	• Business banking with simple suite of cash management services
Commercial/ Treasury Management	• Full service treasury/cash management
Specialty deposits	• 1031 exchange firms • Title and escrow companies • HOA and property management
BIN sponsorship	• Prepaid program managers with focus on large national programs

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013	December 31, 2016
100% of Deposits = $2.1 billion	100% of Deposits = $6.6 billion



Checking and other demand deposits
19%
Savings
31%
Time deposits
50%



Savings – IRA
4%
Time deposits
14%
Checking and other demand deposits
43%
Savings
39%

Checking Growth (6/2013-12/2016) = 616%

Savings Growth (6/2013-12/2016) = 302%

Our Business Banking Vertical has Fueled our Deposit Growth while Generating Significant Fee Income

Business Deposits by Account Type*

Percent (%)



Time Deposits
7%
Checking and other demand deposits
64%
Savings & MMDA
29%

* As of quarter end 12/31/16

Business Banking Deposits



($MM)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
314
1,420
2,486
3,067
3,733
Q4 13
Q4 14
Q4 15
Q4 16
Q2 17

BofI Customer Base and Deposit Volume is Well Distributed Throughout the United States



Montana
North Dakota
South Dakota
Idaho
Wyoming
Nevada
Texas
New Mexico
Baja California
Sonora
Chihuahua
Coahuila
Baja California Sur
Sinaloa
Durango
Nuevo León
New Brunswick
Maine
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland
District of Columbia
United States
Number of Accounts
1
10
25
50
90
Average Deposit Balance
100
500
1000
2500
5000
10000
25000
100000
250000

BofI Deposits Have National Reach With Customers in Every State

BofI Customers are Highly Engaged

Customer Engagement Results

Engagement	Low Activity	High Activity		
Attributes	**Low Activity User**	**Basic User**	**Engaged**	**Elite Engaged**
Engagement Score (0-100)	0s	0 < S < 30	30 ≤ S < 60	≥ 60
Average Lifetime Balance	$100	$4000	$6,000	$50,000
Average # of Services Used	-	< 5	7	10
Average # of POS	-	< 1	10	25
% of Total Population	22%	15%	41%	23%
% of Total Balance	0%	6%	24%	70%
Retention	Moderate	Moderate	High	High

64% of Population or 94% of Balance are Overall High Engagement

Note: Study conducted on Rewards Checking customers

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth



$ Thousands
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
35.2%
5-yr CAGR
1,340,325
1,615,088
2,091,999
3,041,536
4,451,917
6,044,051
2011
2012
2013
2014
2015
2016

	2011	2012	2013	2014	2015	2016
% CDs[1]	74%	57%	50%	26%	18%	17%
% Borrowings[1]	23%	23%	23%	22%	14%	12%

[1] as a % of total liabilities

Future Plans

- Enhanced digital marketing automation integrated to outbound sales group
- Products and technology integration targeted to specific industry groups
- Create differentiated consumer and business banking platform
- Enhanced focus on customer service and user experience
- Leverage existing and create new distribution partnerships to reduce acquisition cost and leverage external brands

Diversified Fee / Non-Interest Income


% Fee Income
FY 2016
Fee Income
Mortgage Banking
Agency
Jumbo
Multifamily
17%
Gain on Sale – Other
Structured Settlement
Other
24%
Deposit/ Service Fees
Cash/Treasury Management
Consumer Deposit
Prepaid
Tax
Payments
55%
Prepayment Fee
4%

* Excludes securities income
^ Assumes estimated non-Emerald Advance-related H&R Block income included in Deposit/Service Fees

Over the Last Five Years, BofI Has Successfully Started New Products, Added Distribution Channels, and Completed Acquisitions

	2010	2011	2012	2013	2014	2015	2016	2017
New product	• Agency mortgage • Structured settlement	• Business banking • Lottery	• Warehouse Lending	• Treasury/ cash manage-ment • C&I • Prepaid • Agency Servicing retention	• Small balance CRE	• Auto	• HRB franchising lending	• Retail Auto • Refund Advance (H&R Block) • Unsecured Lending
Distribution/ channel	• Costco • Retail agency mortgage	• BofI advisor	• Netbank • Retail Structured settlement	• UFB Direct • Bank X • IRA	• Virtus	• Wholesale agency		• H&R Block retail stores
M&A				• Principal Bank	• Union Federal	• H&R Block Bank	• Equipment leasing	

Key Goals of Universal Digital Bank

BOFI HOLDING

Personalization	• Increase chance of offering right product at the right time and place • Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	• Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages • Products optimized by channel, recipient and journey • Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)
Facilitate Partnerships	• Easy integration of third-party features (e.g., biometrics) • Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party • Enable creative customer acquisition partners
Customizable Experience	• Provide holistic and interactive and intuitive design experience • Integrate online experience with other channels
Cross-Sell	• Artificial intelligence and big data credit models enable quick credit decisions • Customized product recommendations based upon analytical determination of need

Universal Digital Bank Consumer Platform

BOFI HOLDING

Consumer Online Banking Platform

Product Development (In-House Apps)

- Robo-advisor
- Trusts

Cross-sell

- Auto
- IRA
- Mortgage
- Personal loan

App Store Management

- Third party services/payments
- Third-party lending

Personalization & Segmentation

- Real-time retention
- Next-best action
- Transaction mining
- Personalized alerts

Advanced Data Analytics Provides Key Insights Into Customer Engagement, Profitability, and Retention to Enhance Customer Lifetime Throughout the Bank

Framework for Data Analysis



Internal & External Databases
Evaluate assumptions & identify key learnings
Data aggregation & analysis
Analytics as a Key Asset
Predict customer behavior based on insights
Transform data into insights
CRM Tools

Key Learnings

- Retention & Attrition Drivers to Boost Long-Term Customer Engagement
- Customer Segmentation Methodology to Understand Usage & Behavior
- Profitability Analysis at the Individual Customer Level
- Streamlined Acquisition Process via Lookalike Modeling & Sales Efficiencies

We are Also Leveraging Our API Stack to Integrate Our Consumer Enrollment Platform into H&R Block's Tax Software

H&R Block Overview

- Approximately 10,000 U.S branches
- Files 1 in every 7 U.S. tax returns
- 19.7 million U.S. tax returns per year
- 83% of customers receive a refund
- 35% franchise-owned
- Approximately 2,400 employees
- 55 million visits per year on HRB website
- Social media
  - 28,600 Twitter Followers
  - 463,000 Facebook fans
  - 1.7 Million views on YouTube

Key Steps for Tax Season 2017

- Accelerate cross-selling strategies on new and existing IRAs
- Full integration of IRAs into H&R Block's tax agency software (backend enrollment fully connected)


IRA contributions
could lower your taxes.
DID YOU KNOW:
Roth IRA allows savers a tax-free stream of income in retirement
$1000 to a traditional IRA could lower your taxes by up to $250
Depending on your income and filing status you could qualify for the Saver's Credit
Start saving today!
May we use your information to determine your eligibility for an individual retirement account and provide you with more information?
(Y/N)
PRODUCT FACTS & FEES

- IRA offer on HRB website and datamining on HRB database

Omni Channel Approach for BofI's 2017 Digital Marketing Strategy

Marketing automation implementation

Organizational commitment to user experience

Digital personas for personalized interactions


DIGITAL STRATEGY
Infrastructure
Personalization & Data
Brand & Content
Business Process
Analytical strategy
Paid, Social & Mobile strategy
User Experience

Social employee engagement

Enhanced branding, messaging and positioning

Multi-dimensional analysis by geography, customer type, product, media, traffic source

Introduced BI reporting tool for analytics

Holistic Credit Risk Management

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
BOFI Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	• Board of Directors • Annual Strategic Plan • Corporate Governance • Policies & Approval Authorities	PCLENDER THE TOTAL MORTGAGE SOLUTION CLOS CoStar Group RIMS exactbid	iRisk LERETA	REIS Microsoft SQL Server	iRisk LERETA

Credit Tools List is a sampling and is not meant to be comprehensive

Monitoring & Management Oversight: Core Products

Single Family Residential

- Portfolio level monitoring with individual loan reviews completed on an exception basis (i.e. delinquency, FICO/LTV degradation).
- FICO pulled twice a year
- Updated AVMs twice a year
- Super jumbo loans receive complete annual loan review, including updated credit report
- Pledged assets receive refreshed CLTV rations on a semiannual basis
- Portfolio-level review performed quarterly

Income Property Lending

- Risk based annual loan review process, with 4 levels depending on financial performance & risk triggers
- Updated financials at least annually
- FICO pulled twice a year
- Updated AVMs twice a year
- Updated credit report and property inspections requested based on risk triggers
- Classified loans receive quarterly review
- Portfolio-level review performed quarterly
- Stress testing performed twice a year

C&I – Bridge

- Loan reviews at least quarterly
- Project updates at least quarterly
- Updated financials at least annually
- Site visits & inspections for development projects

C&I – Lender Finance

- Loan reviews at least quarterly
- Updated financials at least quarterly
- Borrowing base / custodial reports at least monthly
- Continuous collateral analytics, with quarterly validation

List is a sampling and is not meant to be comprehensive

Best-in-Class Loan Quality

Total Net Charge-Offs Annualized [1]



(%)
1
0
0.05
0.40
BofI
Banks $1-10 bn

Loans in non-accrual to total loans[1]



(%)
2
1
0
0.50
0.99
BofI
Banks $1-10 bn

1. As reported in FDIC SDI report at 12/31/16. Total of 506 institutions included in the $1-$10 billion group.

Bank Provides Appropriate Resources to Manage Credit and Compliance Risk

Department FTEs	June 30, 2013	June 30, 2014	June 30, 2015	June 30, 2016
Credit and Quality Control	27	41	57	65
Risk, Internal Asset Review, Compliance, Audit and BSA	16	26	35	44

Investment Summary

- Full service branchless banking platform with structural cost advantages vs. traditional banks
- Superior growth and ROE relative to large and small competitors
- Solid track record of allocating capital to businesses with best risk-adjusted returns
- New business initiatives will generate incremental growth in customers, loans and profits
- Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@bofi.com
www.bofiholding.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@bofi.com